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08026296

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Equity Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Turnpike Street
(No. and Street)

Canton, MA 02021
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiBenedetto & Company
(Name – *if individual, state last, first, middle name*)

One Industrial Drive, Hudson NH 03051
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 26 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/2/26

OATH OR AFFIRMATION

I, Mark Butts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Equity Advisors, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public

JOSEPHINE SARKIS
Notary Public
Commonwealth of Massachusetts
My Commission Expires July 11, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIBENEDETTO & COMPANY, P.A.
Certified Public Accountants

To the Members
Boston Equity Advisors, LLC

In planning and performing our audit of the financial statements of Boston Equity Advisors, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600

Fax: 603 882-6739

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Di Benedetto + Company, P.A.

February 15, 2008

BOSTON EQUITY ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT

DiBENEDETTO & COMPANY, P.A.
Certified Public Accountants

Independent Auditors' Report

To the Members
Boston Equity Advisors, LLC:

We have audited the accompanying statement of financial condition of Boston Equity Advisors, LLC (the Company) as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Equity Advisors, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiBenedetto & Company, P.A.

February 15, 2008

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600

Fax: 603 882-6739

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash	$ 25,947
Accounts Receivable	9,466
Prepaid Expenses	13,909
Total Current Assets	49,322
Office Equipment - Net of $7,824 of Accumulated Depreciation	5,852
TOTAL ASSETS	$ 55,174
LIABILITIES AND MEMBERS' EQUITY	
Accounts Payable	$ 3,984
Total Current Liabilities	3,984
Commitments and Contingencies	
Members' Equity	51,190
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 55,174

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$ 225,775
Miscellaneous Income	46,865
Total Revenues	272,640
Expenses:	
Office Supplies and Expense	9,267
Dues, Subscriptions, and Education	4,373
License Fees	5,002
Audit Fee	3,500
Legal Fees	6,566
Travel	6,136
Miscellaneous Taxes	500
Meals and Entertainment	186
Insurance	995
Parking/Tolls	918
Postage	727
Telephone	7,440
Rent	31,291
Advertising and Promotion	2,337
Utilities	1,255
Depreciation	3,946
Maintenance and Repairs	150
Total Expenses	84,589
Net Income	$ 188,051

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

		Members' Equity
Balance at January 1, 2007	$	87,139
Net Income		188,051
Distributions to Members		(224,000)
Balance at December 31, 2007	$	51,190

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows - Operating Activities:	
Net Income	$ 188,051
Adjustments to Reconcile Net Income	
to Net Cash Provided by Operating Activities:	
Depreciation	3,946
Increase in Prepaid Expenses	(2,206)
Increase in Accounts Receivable	(9,466)
Increase in Accounts Payable	1,957
Net Cash Provided by Operating Activities	182,282
Cash Flows - Investing Activities:	
Purchase of Office Equipment	(2,339)
Net Cash Used for Investing Activities	(2,339)
Cash Flows - Financing Activities:	
Distributions to Members	(224,000)
Net Cash Used for Financing Activities	(224,000)
Decrease in Cash	(44,057)
Cash - Beginning of Period	70,004
Cash - End of Period	$ 25,947

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

Boston Equity Advisors, LLC (the "Company") was organized as a Massachusetts limited liability company in October 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

2. Significant Accounting Policies

The summary of significant accounting policies of Boston Equity Advisors, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues
Commissions on the private placement of securities in which the Company acts as an agent are recorded as the security transactions occur. Miscellaneous income which includes reimbursement of expenses is recognized as earned.

Income Taxes
The Company has been organized as a limited liability company. No provision for income taxes has been made since the Company is not a taxable entity and the individual members report their respective share of the Company's taxable income or loss.

Cash Flow Information
For purposes of reporting cash flows, the Company considers all savings deposits, certificates of deposits, and money market funds and deposits purchased with a maturity of three months or less to be cash equivalents.

2. Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable consist of commissions and reimbursable expenses due from customers on completed securities transactions. Management believes that all amounts are fully collectible based on the Company's history of collections. Accordingly, no allowance for doubtful accounts has been provided.

Equipment and Depreciation

Equipment is stated at cost. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Upon retirement or disposition, the cost and accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is credited or charged to income.

Expenses for major renewals and betterments that extend the useful lives of equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Concentration of Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

One customer accounted for all of the Company's commission revenue during the year ended December 31, 2007.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $21,963 which was $16,963 in excess of its required net capital of $5,000, total aggregate indebtedness of $3,984, and a net capital ratio of 0.18 to 1.

4. Profit Sharing Pension Plan

The Company has a profit sharing pension plan which covers all qualified members and employees. Company contributions to the plan are discretionary. The Company does not account for member's contributions to the plan as an expense of the Company, since the contributions are made directly by the members to the plan from their member distributions.

5. Lease

The Company rents its office facilities under the terms of an operating lease as amended in May, 2005. The lease specifies a rental fee of $2,443 payable each month increasing to $ 2,589 each month on October 1 2007, and that the Company pay for certain operating expenses of the facility. The lease expires on June 30, 2010 and has an option to renew for two additional five year periods on the same terms and conditions at the then current fair market lease rate. The lease is cancelable at the option of the Company after June 30, 2007 on six months written notice to the landlord and payment of a termination fee equal to three months rent. Payments shown as rent expense under this arrangement totaled $31,291 in 2007.

As of December 31, 2007, future minimum lease payments were as follows:

2008	$ 31,068
2009	$ 31,068
2010	$ 15,534

6. Related Party Transactions

In addition to commission revenue earned on the private placement of securities, certain contracts provide that the Company or its nominees are awarded, on completion of the private placement financing, warrants to purchase voting common stock or other securities of the customer at an exercise price per share equal to the selling price per share of the securities sold under the private placement financing. The Company generally assigns its rights to receive such warrants to its two members. It is management's opinion that such warrants have little or no fair market value on issuance and, accordingly, no revenue is recorded in the accompanying financial statements on the assignment of warrants to the members of the Company. No warrants were assigned on private placement transactions in 2007.

Additionally, certain contracts allow for the Company or its assignees to purchase shares of the customer's common stock or other securities prior to the private placement financing. The Company generally assigns its right to purchase such shares to its two members. The shares vest ratably as and when the financing is completed. There were no shares purchased in 2007.

In 2007, the Company recorded miscellaneous income of $4,933 from a customer in which the Company's two members are both shareholders. One of the members is also a director of the customer. At December 31, 2007, the $4,933 was unpaid and included in Accounts Receivable.

7. Litigation

In September 2006, the Company and its two members individually became defendants in a counterclaim to litigation between a customer of the Company and a third party, in connection with a certain Memorandum of Understanding between the customer and the third party. The third party seeks monetary damages of an unspecified amount. All of the counterclaim defendants including the Company and its two members deny liability and intend to vigorously contest the claim. The litigation is presently in the trial stage.

In connection with the litigation, two significant creditors and/or stockholders of the customer have unconditionally and irrevocably agreed to indemnify the Company and its two members individually against any loss, including attorney's fees resulting from the claim.

Although the ultimate resolution of this claim cannot be predicted with certainty, it is the present opinion of management of the Company that the ultimate outcome is not likely to have a material adverse effect on the financial position of the Company. Accordingly, no provision for any liability that may result has been recorded in the accompanying financial statements.

8. Miscellaneous Income

Miscellaneous income includes a one-time special member payment of $35,000 received from the National Association of Securities Dealers ("NASD") on the consolidation of NASD and New York Stock Exchange Member Regulation.

SCHEDULE

BOSTON EQUITY ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
as of December 31, 2007

Members' Equity	$ 51,190
Less: Ownership Equity Not Allowed	-
Total Members' Equity Qualified for Net Capital	51,190
Add: Liabilities Subordinated to Claims of General Creditors	-
Total Capital and Subordinated Liabilities	51,190
Deductions and/or Charges	-
Less: Total Nonallowable Assets	(29,227)
Less: Haircuts	
15% - Securities	-
15% - Undue Concentration	-
Net Capital	21,963
Minimum Net Capital Required	5,000
Excess Net Capital	$ 16,963
Aggregate Indebtedness:	
Accounts Payable	$ 3,984
Total Aggregate Indebtedness	$ 3,984
Ratio: Aggregate Indebtedness to Net Capital	0.18 to 1

END

There is no material difference between the net capital as reported in the Company's Part IIA (unaudited) Focus report as of December 31, 2007 and the net capital shown above.